Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(In thousands) (unaudited)

	Year Ended December 31,					Six months ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Earnings
Income (loss) before income taxes	$8,991	$(74,149)	$(26,038)	$81,668	$25,284	$16,302	$(7,705)
Fixed charges	70,791	73,105	70,070	48,606	46,996	24,216	22,136
Capitalized interest	(363)	—	—	—	—	—	—

Total earnings	$79,419	$(1,044)	$44,032	$130,274	$72,280	$40,518	$14,431

Fixed Charges
Interest Expense	$65,888	$69,720	$66,705	$45,171	$43,419	$22,370	$20,365
Capitalized Interest	363	—	—	—	—	—	—
Rental expense representative of interest factor	4,540	3,385	3,365	3,435	3,577	1,846	1,771

Total fixed charges	$70,791	$73,105	$70,070	$48,606	$46,996	$24,216	$22,136

Ratio of earnings to fixed charges	1.1	—	—	2.7	1.5	1.7	—

Deficiency		$74,149	$26,038				$7,705